SEC FILE NUMBER
                                                                 0-14247

                                                                 CUSIP NUMBER
                                                                 156654204

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25
                           NOTIFICATION OF LATE FILING

    [ ] Form 10-K       [ ] Form 11-K       [ ] Form 20-F      [X]  Form 10-Q


                        For period ending June 30, 1997


                                     PART I
                             REGISTRANT INFORMATION

Full name of Registrant

         Century Park Pictures Corporation

Address of Principal Executive Office (Street and Number)

         4701 IDS Center
         Minneapolis, MN 55402


                                     PART II
                             RULE 12B-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

         [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         [ ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on From 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

        State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

Registrant is in the process of having its year end audit completed. Certain issues need to be resolved that may effect interim financial statements.


                                     PART IV
                                OTHER INFORMATION

        (1) Name and telephone number of person to contact in regard to this notification.

          Ronald Leckelt                 (612)               333-5100
             (Name)                    (Area Code)       (Telephone Number)

        (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                     [ ] Yes     [X] No

        September 30, 1996 10-K, December 31, 1996 10-Q, and March 31, 1997 10-Q

        (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                     [ ] Yes     [X] No


                       Century Park Pictures Corporation
                  (Name of Registrant as Specified in Charter)

         Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


August 14, 1997                              By /s/ Ronald Leckelt
                                             --------------------------
                                             Ronald Leckelt